[Letterhead of Sutherland Asbill & Brennan LLP]

March 25, 2015

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-2 Filed on June 17, 2014 (File No. 333-194774)

Dear Ms. Fettig:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 13, 2015 and March 4, 2015 with respect to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-194774), filed with the Commission on June 17, 2014 (the “Registration Statement”), the prospectus included therein (the “Prospectus”), and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on February 25, 2015 (the “10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please be advised that for purposes of Rule 1-02(w)(2) of Regulation S-X, when calculating whether the Company’s proportionate share of the total assets of a portfolio company that qualifies as a subsidiary exceeds the applicable percentage of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal period, the Company should divide the Company’s proportionate share of the total assets of such portfolio company by the total assets of the Company (including the Company’s consolidated subsidiaries). Please confirm that the Company will apply the foregoing formulation when determining if Rule 3-09 or Rule 4-08(g) of Regulation S-X applies to any of the Company’s portfolio companies that qualify as a subsidiary.

Christina DiAngelo Fettig

March 25, 2015

The Company acknowledges the Staff’s comment and confirms to the Staff that it will apply the above-referenced formulation when determining if Rule 3-09 or Rule 4-08(g) of Regulation S-X applies to any of the Company’s portfolio companies that qualify as a subsidiary.

2.	Going-forward, please disclose what makes up the “cash and cash equivalents” line item in the Company’s Consolidated Statement of Assets and Liabilities in the 10-K in the footnote pertaining thereto.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

3.	When applicable, please disclose any components of the “Other general and administrative expenses” line item in the Company’s Consolidated Statement of Operations comprise more than 5% of the Company’s total expenses.

The Company acknowledges the Staff’s comment and when applicable, will disclose such expenses separately.

4.	Going-forward, please clarify further in the Consolidated Statement of Changes in Net Assets and Note 8. Financial Highlights and Senior Securities Table to the Consolidated Financial Statements that the distributions disclosed in these tables are shown on a GAAP basis with a cross reference to the reconciliation of the distributions on a tax basis.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

5.	Going-forward, please add a footnote to the Company’s Consolidated Schedule of Investments to identify any securities that are pledged as collateral against the Company’s borrowings.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

6.	Please confirm that the Company performed an analysis under Rule 3-09 and Rule 4-08(g) of Regulation S-X with regard to the Company’s portfolio companies. In addition, please advise the Staff on a supplemental basis how the Company disclosed this in its financial statements.

Christina DiAngelo Fettig

March 25, 2015

The Company confirms to the Staff on a supplemental basis that it has performed an analysis under Rule 3-09 and Rule 4-08(g) of Regulation S-X with regard to the Company’s portfolio companies. Based on the Staff’s guidance, the Company’s investment in Gemino Healthcare Finance, LLC (“Gemino”) triggers the need for disclosure under Rule 3-09 and Rule 4-08(g) of Regulation S-X, which is reflected in Note 10 to the Company’s consolidated financial statements for the fiscal year ended December 31, 2014. In addition, the Company has filed as an exhibit to the 10-K Gemino’s audited financial statements for the fiscal years ended on December 31, 2014 and 2013.

7.	Please add the following disclosure to the existing footnote to the Company’s consolidated financial statements denoting the Company’s “non-qualifying” assets under the Investment Company Act of 1940, as amended (the “1940 Act”): note the impact on the Company of any failure to satisfy the asset qualification tests under the 1940 Act and disclose the percentage of the Company’s portfolio that consists of “non-qualifying” assets.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

8.	Note (d) on page 87 of the Company’s 10-K includes disclosure about the varying types of income such as loan origination fees, prepayment fees, capital structuring and certain other fees for services rendered. The Company’s Consolidated Statement of Operations presents only interest and dividend income. Please advise the Staff on a supplemental basis where the amounts of fee income are disclosed. In addition, in the future, if any category of fee income represents greater than 5% of the total, disclose that income separately in accordance with Article 6-07.1 of Regulation S-X. Please include detail of this fee income either on the face of the Consolidated Statement of Operations or in the Notes to consolidated financial statements so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting, which states:

“The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.”

Christina DiAngelo Fettig

March 25, 2015

The Company advises the Staff on a supplemental basis that fee income is amortized as an adjustment to yield and appears in the interest income line item of the Company’s Consolidated Statement of Operations. The Company also acknowledges the Staff’s comment and confirms to the Staff that it will add fee income disclosure in its subsequent financial statements in response to the Staff’s comment.

9.	The Staff notes that the Company excludes unsettled cash equivalents for purposes of calculating its gross assets when determining the amount of base management fees payable under the Investment Advisory and Management Agreement. Please confirm that there is no intent to discontinue this practice.

The Company advises the Staff on a supplemental basis that it has no intent to discontinue the practice of excluding unsettled cash equivalents at quarter end for purposes of calculating its gross assets when determining the amount of base management fees payable under the Investment Advisory and Management Agreement.

10.	The Staff notes that for the fiscal year ended December 31, 2014, the Company’s investment adviser waived $0.2 million of performance-based incentive fees. Please explain the reason for this waiver and, going-forward, please add disclosure to the Company’s financial statements to explain the reason for any future fee waivers.

The Company advises the Staff on a supplemental basis that the waiver of $0.2 million of performance-based incentive fees for the quarter ended December 31, 2014 was entirely voluntary and made at the investment adviser’s discretion and was not subject to recapture by the investment adviser or reimbursement by the Company. Going forward, the Company confirms that for any future fee waivers, it will add disclosure to its financial statements, including language indicating if any such waiver is subject to reimbursement.

11.	Going-forward, please disclose in Note 6. Fair Value to the Company’s consolidated financial statements more specific reasons for the transfer of portfolio companies between the fair value hierarchy levels.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add disclosure in its subsequent financial statements in response to the Staff’s comment.

12.

The Staff notes that the Company has made an irrevocable election to apply the fair value option of accounting to its senior secured revolving credit facility (the “Credit Facility”). Please confirm whether the fair value equals the par value of the borrowings under the Credit Facility for the periods presented in the 10-K

Christina DiAngelo Fettig

March 25, 2015

and the Registration Statement. In addition, going-forward, the Company should disclose the par value, in addition to the fair value, of the borrowings under the Credit Facility in the senior securities table in the 10-K and the Registration Statement. If an irrevocable election to apply the fair value option of accounting is not made with respect to certain of the Company’s debt, then ensure you disclose what the fair value would be, in addition to the par value, if an election to apply the fair value option of accounting had been made with respect to such debt.

The Company advises the Staff on a supplemental basis that the fair value equals the par value of the borrowings under the Credit Facility for the periods presented in the 10-K and the Registration Statement. The Company also acknowledges the Staff’s comment and confirms to the Staff that it will, when applicable, include such fair value disclosure, in addition to the par value, in the senior securities table in response to the Staff’s comment.

13.	Going-forward, please disclose in Note 9(a) to the Company’s consolidated financial statements: (a) the expiration date of any capital loss carryforwards or add a statement that the capital loss carryforwards do not expire, and (b) disclose whether the Company utilized any capital loss carryforwards during the reporting period.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

14.	When applicable, please add to the senior securities table in the Company’s consolidated financial statements the total asset coverage of the classes presented for the senior securities of the Company.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure, when the Company has more than one class of senior securities, in its subsequent financial statements in response to the Staff’s comment.

15.	Note 12 to the Company’s consolidated financial statements discloses a balance of unfunded commitments of $6.736 million. Going-forward, please list each unfunded commitment separately by portfolio company and confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting, which states:

“In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion. Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create

Christina DiAngelo Fettig

March 25, 2015

unrealized appreciation or depreciation. For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period. The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements. Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan. The Expert Panel noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.”

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure, as applicable, in its subsequent financial statements in response to the Staff’s comment.

16.	Going-forward, please disclose in the Company’s consolidated financial statements whether the Company has a policy to segregate cash or liquid securities for unfunded commitments. If the Company does not have such a policy, please include a statement that the Company keeps enough cash or liquid securities available to fully cover any of its unfunded commitments.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

17.	Note 13 to the Company’s consolidated financial statements discloses a joint venture program that had not yet commenced operations as of December 31, 2014. Please address the following questions related to this joint venture:

(a) Please explain how the determination was made not to consolidate the joint venture. Please state whether the auditors agree with this assessment.

The Company advises the Staff on a supplemental basis that the Company expects todetermine not to consolidate the joint venture, FLLP, on the Company’s consolidated financial statements because the Company does not have a controlling voting interest in FLLP. Specifically, the Company and the other member of FLLP, Voya Investment Management (“Voya”), each have an equal 50% voting interest in FLLP and all portfolio decisions and generally all other decisions in respect of the joint venture must be approved by an investment committee of FLLP consisting of an equal number of representatives of the Company and Voya (with approval from a representative of each required). Therefore, consistent with GAAP and industry practice, the Company expects to determine not to consolidate the joint venture. In addition, the Company has provided its registered independent public accounting firm, KPMG LLP,

Christina DiAngelo Fettig

March 25, 2015

with the joint venture and related agreements, and while KPMG LLP has not formally opined on the Company’s assessment not to consolidate, the Company believes based upon feedback to date, that KPMG LLP will agree with the Company’s assessment.

(b) Please confirm that the joint venture will be considered a non-qualifying asset and identified as such in the Schedule of Investments.

The Company confirms to the Staff that the Company’s investment in the joint venture will be considered a non-qualifying asset under the 1940 Act and will be identified as such in the Company’s Consolidated Schedule of Investments when the joint venture becomes operational.

(c) Will the leverage of the joint venture be counted as a senior security for purposes of calculating asset coverage ratios?

The Company advises the Staff on a supplemental basis that the leverage of the joint venture will not be counted as a senior security for purposes of calculating the asset coverage ratio of the Company because the joint venture is not consolidated with the Company, nor is the leverage recourse to the Company.

(d) Please describe how the investment in the joint venture will be treated for incentive fee calculation purposes.

The Company advises the Staff on a supplemental basis that the joint venture will be a portfolio company of the Company and any income received by the Company from its investment in the joint venture will be included in calculating the incentive fees payable by the Company to its investment adviser. Moreover, to the extent there are any capital gains or losses at the time the Company exits its investment in the joint venture, such capital gains or losses will be included in the calculation of any capital gains incentive fees payable to the Company’s investment adviser.

(e) Please confirm that the Company will identify the joint venture as a controlled portfolio company and monitor the joint venture for compliance with 3-09/4-08g disclosures on a continuous basis.

The Company advises the Staff on a supplemental basis that it will identify the joint venture as a controlled portfolio company for purposes of the 1940 Act in a footnote to the Company’s Consolidated Schedule of Investments and will monitor on a continuous basis the joint venture for compliance with Rule 3-09 and Rule 4-08(g) of Regulation S-X and the disclosures required thereunder.

(f) Please describe how expenses of the joint venture will be presented in the fee table within Form N-2.

Christina DiAngelo Fettig

March 25, 2015

The Company advises the Staff on a supplemental basis that, consistent with industry practice, the Company intends to disclose the expenses of the joint venture in the “Acquired fund fees and expenses” line item of the Fees and Expenses table in the Registration Statement and provide a corresponding explanatory footnote.

(g) Please confirm that future disclosures of the joint venture will include, at a minimum, the following information:

•	Provide an overview of the joint venture and provide summary financial statements. (Providing this summary information would not alleviate any obligations you have under Rules 3-09 and 4-08(g) under Regulation S-X.)

The Company confirms to the Staff that when the joint venture becomes operational, the Company will provide an overview of the joint venture along with summary financial statements in the notes to the Company’s consolidated financial statements.

•	Provide a schedule of investments of the joint venture that is compliant with Regulation S-X, including the name of the portfolio company, the nature of its business and the type of investment, the interest rate, the maturity date and the current principal balance and fair value and cost. This schedule should list each investment separately.

The Company confirms to the Staff that when the joint venture becomes operational, the Company will provide in the notes to the Company’s consolidated financial statements a schedule of investments of the joint venture, which will list each investment separately, that is compliant with Regulation S-X, including the name of the portfolio company, the nature of the business, the type of investment, the interest rate, the maturity date, the current principal balance, the fair value and the cost.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Catherine C. Gordon, Esq. / U.S. Securities and Exchange Commission
Alan Dupski / U.S. Securities and Exchange Commission
Megan T. Monroe / U.S. Securities and Exchange Commission
Jeff Long / U.S. Securities and Exchange Commission
Richard Peteka / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP